 **LION INDUSTRIES CORPORATION BERHAD** (415-D)

A Member of The Lion Group

5 February 2005





05006749

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 4 February 2005, Re: Proposed disposal of 100% equity interest in Lion Klang Parade Bhd for RM1.00 and the settlement of inter-company balances based on the property asset value of RM109.642 million to be adjusted for the net trade assets/liabilities to be taken over by TMW Lion GmbH on completion for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 3/23

Level 46, Menara Citibank, 165, Jalan Ampang, 50450 Kuala Lumpur, Malaysia
Tel: (603) 21622155, 21613166 Fax: (603) 21623448



Form Version 2.0

General Announcement

Ownership transfer to **LION INDUSTRIES CORPORATION** on **04-02-2005 05:18:32 PM**
Reference No **LI-050204-32202**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

PROPOSED DISPOSAL OF 100% EQUITY INTEREST IN LION KLANG PARADE BHD ("LKPB") FOR RM1.00 AND THE SETTLEMENT OF INTER-COMPANY BALANCES BASED ON THE PROPERTY ASSET VALUE OF RM109.642 MILLION TO BE ADJUSTED FOR THE NET TRADE ASSETS/LIABILITIES TO BE TAKEN OVER BY TMW LION GmbH ON COMPLETION ("PROPOSED DISPOSAL OF LKPB")

* **Contents :-**

We refer to the announcements made on 9 November 2004, 9 December 2004 and 27 January 2005 in relation to the above and wish to announce that the approval from the security trustee and the holders of the bonds and debts issued by Lion Industries Corporation Berhad ("LICB") pursuant to the group wide restructuring scheme affecting the LICB group of companies for the Proposed Disposal of LKPB have been obtained on 3 February 2005.

In accordance with the terms of the sale and purchase agreement dated 8 November 2004 ("SPA") in respect of the Proposed Disposal of LKPB, the SPA shall become unconditional on 8 February 2005 ("Unconditional Date") whereupon parties to the SPA would be in the position to complete the Proposed Disposal of LKPB within twenty-five (25) calendar days from the Unconditional Date.

We will keep the Exchange informed of further development of the above matter.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (415-D)



Secretary

04 FEB 2005